SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(b)
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


               NANOPHASE TECHNOLOGIES CORPORATION
________________________________________________________________
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $.01 PER SHARE
________________________________________________________________
                        (Title of Class and Securities)

                            630079101
________________________________________________________________
                         (CUSIP Number)

                          JUNE 6, 2001
________________________________________________________________
            (Date of Event Which Requires Filing of this
Statement)


  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

     (   )  Rule 13d-1(b)

     ( x )  Rule 13d-1(c)

     (   )  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13G



_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                   Harris & Harris Group, Inc.
                           13-3119827

_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)  ( )
                                                     (b)  (X)

_________________________________________________________________
     (3)  SEC USE ONLY


_________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                            NEW YORK

_________________________________________________________________


                                    (5)  SOLE VOTING POWER
           NUMBER OF
            SHARES                   __705,916_________________
         BENEFICIALLY               (6)  SHARED VOTING POWER
           OWNED BY
             EACH                     _0_______________________
           REPORTING                (7)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                    __705,916__________________
                                    (8)  SHARED DISPOSITIVE POWER
                                     __0________________________

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             705,916
_________________________________________________________________

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES (See Instructions)                      [   ]

_________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              5.18%
_________________________________________________________________
(12) TYPE OF REPORTING PERSON (See Instructions)

                           CO
_________________________________________________________________

                     SCHEDULE 13G


_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                        Mel P. Melsheimer
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  ( )
                                                      (b)  (X)
_________________________________________________________________
(3)  SEC USE ONLY

_________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                          UNITED STATES
_________________________________________________________________


                                    (5)  SOLE VOTING POWER
           NUMBER OF
            SHARES                  __25,000____________________
         BENEFICIALLY               (6)  SHARED VOTING POWER
           OWNED BY
             EACH                   __0_________________________
           REPORTING                (7)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                   __25,000____________________
                                    (8)  SHARED DISPOSITIVE POWER
                                    __0_________________________

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             25,000
_________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES (See Instructions)                    [    ]

_________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              0.18%
_________________________________________________________________
(12) TYPE OF REPORTING PERSON (See Instructions)

                            IN
_________________________________________________________________


Item 1(a).     Name of Issuer:

Nanophase Technologies Corporation (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

1319 Marquette Drive
Romeoville, Illinois 60446

Item 2(a).     Name of Persons Filing:

This Schedule 13G is being jointly filed by Harris & Harris Group, Inc. ("Harris & Harris") and Mel P. Melsheimer, President, Chief Operating Officer and Chief Financial Officer of Harris & Harris (collectively, the "Reporting Persons"), with respect to shares of common stock, par value $.01 per share (the "Common Stock"), of the Company.

Item 2(b).     Address of Principal Business Office:

The principal business address of each of the Reporting Persons is:

One Rockefeller Plaza
Suite 1430
New York, New York 10020

Item 2(c).     Citizenship:

Harris & Harris is a venture capital investment company, incorporated in the state of New York, and operating as a Business Development Company under the Investment Company Act of
1940. Mr. Melsheimer is a citizen of the United States.

Item 2(d).     Title of Class of Securities:

Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number:

630079101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the person filing is a:

               Not Applicable.

This Schedule 13G is filed pursuant to Rule 13d-1(c).



Item 4.   Ownership:

Information concerning the number and percentage of shares of the Company Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which each Reporting Person has sole or shared voting power and sole or shared dispositive power is set forth on pages 2 and 3 of this Schedule 13G.

Item 5.   Ownership of Five Percent or Less of Class:

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company.

Not Applicable.

Item 8.   Identification and Classification of Members of the
Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 7, 2001                  Harris & Harris Group, Inc.

                                    By:/s/ Mel P. Melsheimer
                                    Mel P. Melsheimer
                                    President, Chief Operating
                                    Officer and Chief
                                    Financial Officer



                                    By:/s/ Mel P. Melsheimer
                                    Mel P. Melsheimer